Exhibit 99.1

Internet Gold Reports its Financial Results for

the Third Quarter of 2015

- Third Dividend during 2015 is expected from B Communications on December 23, 2015 -

Ramat Gan, Israel – November 19, 2015 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the quarter ended September 30, 2015. Internet Gold’s holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During the last few years, we have focused on improving our debt structure and our financial strength. We feel very comfortable with both our current Loan to Value and liquidity metrics. Today's decision by B Communications' board of directors to declare a cash dividend in the amount of NIS 1.27 per share, is very good news for us and we expect to receive NIS 25 million on December 23, 2015. It's the third consecutive quarter that BCOM distributed a dividend to its shareholders. We are very pleased with the results of our B Communications subsidiary and with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Dividend from B Communications: On November 19, 2015, B Communications' board of directors declared a cash dividend in the amount of NIS 38 million ($10 million) or NIS 1.27 ($0.32) per share. Internet Gold expects to receive its distributive share of approximately NIS 25 million ($6 million) on December 23, 2015. On September 29, 2015, Internet Gold received a cash dividend totaling NIS 15 million ($4 million) from B Communications as part of the NIS 22 million ($6 million) or NIS 0.73 ($0.19) per share dividend paid by BCOM.

On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($238 million) representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million ($3 million) revaluation gain arising from its gaining control over Yes. The dividend was paid on October 26, 2015 to shareholders of record as of October 12, 2015. B Communications’ share of the dividend distribution was NIS 286 million ($73 million).

Bezeq’s Results: For the third quarter of 2015, the Bezeq Group reported revenues of NIS 2.60 billion ($663 million) and operating profit of NIS 652 million ($166 million). Bezeq’s EBITDA for the third quarter totaled NIS 1.11 billion ($283 million), representing an EBITDA margin of 42.6%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 407 million ($104 million). Bezeq's cash flow from operating activities during the period totaled NIS 1,050 million ($268 million).

1

Cash and Debt Position: As of September 30, 2015, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 316 million ($81 million), its unconsolidated gross debt was NIS 1.1 billion ($289 million) and its unconsolidated net debt was NIS 816 million ($208 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions

			Convenience
			translation into
			U.S. dollars
			(Note A)
	September 30,	September 30,	September 30,	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Short term liabilities	59	202	52	82
Long term liabilities	1,134	930	237	1,062
Total liabilities	1,193	1,132	289	1,144
Cash and cash equivalents	392	316	81	322
Total net debt	801	816	208	822

(1)	Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of its funds must be invested in investment-grade securities.

Internet Gold’s Third Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the third quarter of 2015 totaled NIS 2.6 billion ($663 million), a 16.6% increase compared with NIS 2.23 billion reported in the third quarter of 2014. The increase resulted from the full consolidation of Yes, beginning in the second quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the third quarter of 2015 totaled NIS 525 million ($134 million), a 1.9% increase compared with NIS 515 million reported in the third quarter of 2014.

Internet Gold's consolidated net income for the third quarter of 2015 totaled NIS 236 million ($60 million), a 19.2% increase compared with NIS 198 million reported in the third quarter of 2014.

Internet Gold’s Third Quarter Unconsolidated Financial Results

As of September 30, 2015 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the third quarter of 2015 totaled NIS 25 million ($6 million), compared with its share in B Communications' net loss of NIS 1 million in the third quarter of 2014.

Internet Gold’s unconsolidated net financial expenses for the third quarter of 2015 totaled NIS 22 million ($5 million) compared with NIS 20 million in the third quarter of 2014. These expenses consist of interest and CPI linkage expenses related to its publicly-traded debentures.

2

Internet Gold's net income attributable to shareholders for the third quarter of 2015 totaled NIS 2 million ($1 million) compared with a loss attributable to its shareholders of NIS 22 million in the third quarter of 2014.

In millions

			Convenience
			translation
	Three-month	Three-month	into
	period ended	period ended	U.S. dollars	Year ended
	September 30,	September 30,	(Note A)	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(20)	(22)	(5)	(83)
Operating expenses	(1)	(1)	-	(4)
Interest in BCOM's net income (loss)	(1)	25	6	(16)
Net income (loss)	(22)	2	1	(103)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the third quarter ended September 30, 2015. For a full discussion of Bezeq’s results for the third quarter ended September 30, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2015	Q3 2014	% change
	(NIS millions)
Revenues	2,602	2,232	16.6%
Operating profit	652	671	-2.8%
EBITDA	1,109	998	11.1%
EBITDA margin	42.6%	44.7%
Net profit	407	428	-4.9%
Diluted EPS (NIS)	0.15	0.16	-6.3%
Cash flow from operating activities	1,050	950	10.5%
Payments for investments	427	322	32.6%
Free cash flow [1]	645	700	-7.9%
Net debt/EBITDA (end of period) [2]	2.10	1.40

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2015 amounted to NIS 2.60 billion ($663 million) compared with NIS 2.23 billion in the corresponding quarter of 2014, an increase of 16.6%. The increase was related to the consolidation of NIS 446 million ($114 million) of Yes revenues 15, in addition to an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increases were partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 506 million ($129 million) compared with NIS 437 million in the corresponding quarter of 2014, an increase of 15.8%. The increase was due to the consolidation of NIS 69 million ($18 million) of Yes salary expenses. The increase was partially offset by a decrease in the salary expenses of Pelephone due to continued streamlining efforts.

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Operating expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.00 billion ($255 million) compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.7%. The increase was due to the consolidation of NIS 225 million ($57 million) of Yes operating expenses of. The increase was partially offset by a decrease in the operating expenses of Pelephone and Bezeq Fixed-Line due to continued streamlining procedures.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 457 million ($116 million) compared with NIS 327 million in the corresponding quarter of 2014, an increase of 39.8%. The increase was due to the consolidation of NIS 78 million ($20 million) of Yes depreciation and amortization expenses in the third quarter of 2015, as well as from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over Yes.

Other operating income of the Bezeq Group in the third quarter of 2015 amounted to NIS 13 million ($3 million) compared with NIS 25 million in the corresponding quarter of 2014, a decrease of 48.0%. The decrease in other operating income was due to lower capital gains from real estate sales.

Operating profit of the Bezeq Group in the third quarter of 2015 amounted to NIS 652 million ($166 million) compared with NIS 671 million in the corresponding quarter of 2014, a decrease of 2.8%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.11 billion ($283 million) (EBITDA margin of 42.6%) compared with NIS 998 million (EBITDA margin of 44.7%) in the corresponding quarter of 2014, an increase of 11.1%.

Net Financial expenses of the Bezeq Group in the third quarter of 2015 amounted to NIS 100 million ($25 million) compared with NIS 39 million in the corresponding quarter of 2014, an increase of 156.4%. The increase was primarily due to financing income of NIS 61 million ($16 million) from shareholder loans to Yes, which were recorded in the corresponding quarter of 2014.

Net profit of the Bezeq Group in the third quarter of 2015 amounted to NIS 407 million ($104 million) compared with NIS 428 million in the corresponding quarter of 2014, a decrease of 4.9%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2015 amounted to NIS 1.05 billion ($268 million) compared with NIS 950 million in the corresponding quarter of 2014, an increase of 10.5%. The increase in cash flow from operating activities was primarily due to the consolidation of NIS 145 million ($37 million) of cash flows from the operating activities of Yes, as well as an increase in cash flow from Bezeq Fixed-Line, which was partially offset by lower cash flow from Pelephone due to a decrease in profitability and changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2015 amounted to NIS 427 million ($109 million) compared with NIS 322 million in the corresponding quarter of 2014, an increase of 32.6%. The increase in investments was primarily due to the consolidation of NIS 75 million ($19 million) of Yes investments, as well as an increase in investments by Bezeq Fixed-Line.

Free cash flow of the Group in the third quarter of 2015 amounted to NIS 645 million ($164 million) compared with NIS 700 million in the corresponding quarter of 2014, a decrease of 7.9%.

Net financial debt of the Bezeq Group amounted to NIS 8.93 billion ($2.28 billion) at September 30, 2015 compared with NIS 6.27 billion as of September 30, 2014. At September 30, 2015, the Bezeq Group's net financial debt to EBITDA ratio was 2.10, compared with 1.40 on September 30, 2014.

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Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2015 (NIS 3.923 = U.S. $1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,071	273	1,642	732
Restricted cash	8	2	4	65
Investments, including derivatives	2,281	581	3,540	3,406
Trade receivables, net	2,203	562	2,224	2,227
Other receivables	219	56	289	242
Inventory	90	23	83	96
Assets classified as held-for-sale	23	6	144	52

Total current assets	5,895	1,503	7,926	6,820

Investments, including derivatives	307	78	85	271
Long-term trade and other receivables	643	164	567	566
Property, plant and equipment	7,302	1,861	6,491	6,572
Intangible assets	7,482	1,907	6,037	5,908
Deferred and other expenses	364	93	369	364
Broadcasting rights	458	117	-	-
Investment in equity-accounted investee	27	7	1,043	1,057
Deferred tax assets	860	219	6	-

Total non-current assets	17,443	4,446	14,598	14,738

Total assets	23,338	5,949	22,524	21,558

7

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,325	593	1,562	1,561
Trade payables	949	242	573	664
Related party	101	26	-	-
Other payables including derivatives	966	246	869	757
Dividend payable	647	165	876	-
Current tax liabilities	801	204	728	671
Provisions	87	22	124	62
Employee benefits	268	68	358	259
Total current liabilities	6,144	1,566	5,090	3,974

Bank loans and debentures	13,604	3,468	13,598	13,419
Employee benefits	259	66	231	233
Other liabilities	212	54	188	262
Provisions	70	18	69	69
Deferred tax liabilities	761	194	865	835
Total non-current liabilities	14,906	3,800	14,951	14,818

Total liabilities	21,050	5,366	20,041	18,792

Equity
Total equity attributable to equity holders of the Company	(165)	(42)	(218)	(183)
Non-controlling interests	2,453	625	2,701	2,949

Total equity	2,288	583	2,483	2,766

Total liabilities and equity	23,338	5,949	22,524	21,558

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

(In million except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2015	2015	2014	2015	2015	2014	2014
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,379	1,881	6,793	2,602	663	2,232	9,055

Cost and expenses
Depreciation and amortization	1,588	405	1,422	577	147	481	1,873
Salaries	1,445	368	1,328	507	129	437	1,771
General and operating expenses	2,808	716	2,519	1,003	256	824	3,371
Other operating income, net	(103)	(26)	(561)	(10)	(3)	(25)	(535)

	5,738	1,463	4,708	2,077	529	1,717	6,480

Operating income	1,641	418	2,085	525	134	515	2,575

Financing expenses, net	511	130	667	176	45	152	694

Income after financing
expenses, net	1,130	288	1,418	349	89	363	1,881

Share of loss (income) in equity-accounted investee	(15)	(4)	132	1	*	34	170

Income before income tax	1,145	292	1,286	348	89	329	1,711

Income tax	368	94	525	112	29	131	667

Net income for the period	777	198	761	236	60	198	1,044

Income (loss) attributable to:
Owners of the company	17	4	(134)	2	1	(22)	(103)
Non-controlling interests	760	194	895	234	59	220	1,147

Net income for the period	777	198	761	236	60	198	1,044

Earnings per share

Net income (loss), basic	0.90	0.23	(7.02)	0.09	0.02	(1.20)	(5.38)

Net income (loss), diluted	0.84	0.22	(7.11)	0.07	0.02	(1.22)	(5.50)

* Represents an amount less than US$1.

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Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)

	Three months period ended
	September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Operating income	652	166	671
Depreciation and amortization	457	117	327

EBITDA	1,109	283	998

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)

	Three months period ended
	September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS
Cash flow from operating activities	1,050	268	950
Purchase of property, plant and equipment	(373)	(95)	(272)
Investment in intangible assets and deferred expenses	(54)	(14)	(50)
Proceeds from the sale of property, plant and equipment	22	5	72

Free cash flow	645	164	700

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows (the "report") and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

●	The Company’s un-reviewed financial statements as of September 30, 2015, and for the quarter then ended, reflect that the Company had an equity deficit of NIS 165 million as of such date.

●	The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from October 1, 2015 until December 31, 2015, January 1, 2016 until December 31, 2016 and January 1, 2017 until September 30, 2017, described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

●	Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the periods covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

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The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from October 1, 2015 until December 31, 2015	For the period from January 1, 2016 until December 31, 2016	For the period from January 1, 2017 until September 30, 2017
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	34	30	30
Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	36	89	111
Cash provided by investing activities	36	89	111

Sources from Subsidiary:
Dividends from subsidiary (4)	25	98	71

Projected uses:
Cash flows used in operating activities (5)	(1)	(4)	(3)

Cash flows from financing activities:
Repayments of debentures (6)	(61)	(131)	(132)
Interest payments (6)	(3)	(52)	(47)
Cash used in financing activities	(64)	(183)	(179)

Closing balance:
Cash and cash equivalents (1)	30	30	30

Assumptions and explanations pertaining to the above table:

(1)	Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)	In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of October 1, 2015, the Company’s investments in marketable securities totaled NIS 282 million and by September 30, 2017 this balance is expected to be NIS 57 million.

12

As of September 30, 2015, cash, cash equivalents and current investments in marketable securities totaled NIS 316 million. These liquid balances can be converted to cash in a short period of time and are a source for debt service. The Company’s cash, cash equivalents and current investments in marketable securities are sufficient for the service of the Company's debt through February 2017.

(3)	For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the future periods covered by the projected cash flows statement.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.	In 2014 and in 2013 the Company generated yields of 2.4% and 5.5%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.	The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

(4)	Assumption of the receipt of dividends from B Communications during the period covered by the projected cash flows statement is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 292 million by September 30, 2017. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated retained earnings during the projected periods. These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA") that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until September 30, 2015, B Communications has amortized approximately 70% of the total Bezeq PPA.

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The dividend assumption stated in the distribution estimate above, does not differ materially from that reported in the previous quarter. The Company's management made only an internal update of the timing of distributions between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ (i) dividend distributions in December 2013, June 2015, September 2015 and to be paid in December 2015. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in November 2013 and May, August and November 2015, and that it will distribute most of its retained earnings balance, so long as B Communications will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)	The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

(6)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed 0% annual increase in the Consumer Price Index in 2015, an assumed 1.5% annual increase in the Consumer Price Index in 2016 and an assumed 2% annual increase in the Consumer Price Index in 2017.

14

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.	All of the Company's B Communications shares are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. An example of this ability to sell shares of B Communications is the sale of shares to Norisha Holdings Ltd. in 2013.
B.	The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

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